April 10, 2006

By Facsimile and U.S. Mail

Mr. Dan W. Matthias
Chairman and Chief Executive Officer
Mothers Work, Inc.
456 North Fifth Street
Philadelphia, PA 19123

> **Re:** **Mothers Work, Inc.**
> **Form 10-K/A for the year ended September 30, 2004**
> **Form 10-Q for the quarter ended June 30, 2005**
> **File No. 0-21196**

Dear Mr. Matthias:

We have reviewed completed our review of the above filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief